NOTE 4 - ACQUISITION/SUMMIT INTERMEDIATE FUND

On November 13, 2006, the fund acquired substantially all of the assets of the T. Rowe Price Tax-Free Intermediate Fund and the T. Rowe Price Florida Intermediate Tax-Free Fund (collectively, the acquired funds), pursuant to the Agreement and Plan of Reorganization dated July 25, 2006, and approved by shareholders of the acquired funds on October 18, 2006. The acquisition was accomplished by a tax-free exchange of 16,276,444 shares of the fund (with a value of $178,227,000) for all 15,990,370 shares of the T. Rowe Price Tax-Free Intermediate Fund outstanding on November 10, 2006 with the same value. An additional 9,237,839 shares of the fund (with a value of $101,154,000) were exchanged for all 9,402,010 shares of the T. Rowe Price Florida Intermediate Tax-Free Fund outstanding on that date with the same value. The aggregate net assets of the acquired funds at that date included $8,019,000 of unrealized appreciation and $75,000 of net realized losses carried forward for tax purposes to offset distributable gains realized by the fund in the future. Net assets of the acquired funds were combined with those of the fund, resulting in aggregate net assets of $556,135,000 immediately after the acquisition.

The combined Proxy Statement and prospectus is available on the SEC's website under form 497-Definitive Materials filed on August 31, 2006.